Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

OPPORTUNITY PLUS

Supplement Dated December 16, 2014 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated May 1, 2014, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (the "SAI"). Please read it carefully and keep it with your Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

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Important Information Regarding the VY® PIMCO Bond Portfolio

Effective on or about December 12, 2014, the VY® PIMCO Bond Portfolio will be renamed Voya Aggregate Bond Portfolio and Voya Investment Management Co. LLC will replace Pacific Investment Management Company LLC as subadviser.

Information in your Contract Prospectus and Contract Prospectus Summary regarding the fund referenced above is changed accordingly.

Notice of and Important Information About an Upcoming Fund Reorganization

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Global Resources Portfolio.*

The Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Global Resources Portfolio (the "Merging Portfolio") with and into the Voya Global Value Advantage Portfolio (the "Surviving Portfolio"). The proposed reorganization is subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about the close of business on March 6, 2015 (the "Reorganization Date").

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in the Merging Portfolio to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "**TRANSFERS**" section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Portfolio will automatically become an investment in the subaccount that invests in the Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Portfolio will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Portfolio will be automatically allocated to the subaccount that invests in the Surviving Portfolio. See the "**TRANSFERS**" section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.

Information about the Voya Global Value Advantage Portfolio. In connection with the upcoming fund reorganization involving the Voya Global Resources Portfolio, effective on the Reorganization Date, the Voya Global Value Advantage Portfolio (Class S) will be added to your contract as an available investment option. The following chart lists summary information regarding the Voya Global Value Advantage Portfolio and is added to **APPENDIX III – Fund Descriptions** in the Contract Prospectus and Contract Prospectus Summary.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Value Advantage Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.

Other Fund Information

The **Amana Growth Fund** and the **Amana Income Fund** available under your contract are designated as "Investor Class." Accordingly, all references to the Amana Growth Fund and the Amana Income Fund in the fund list on page 2 of your Contract Prospectus and Contract Prospectus Summary should include "Investor Class."

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting your local representative or by writing or calling the Company at:

<table>
<tr><td>For all <u>regular mail</u>, please use:</td><td>For <u>overnight mail</u>, please use:</td></tr>
<tr><td>Opportunity Plus Service Center</td><td>Opportunity Plus Service Center</td></tr>
<tr><td>Voya Institutional Trust Company</td><td>Voya Institutional Trust Company</td></tr>
<tr><td>P.O. Box 9810</td><td>101 Sabin Street</td></tr>
<tr><td>Providence, RI 02940-8010</td><td>Pawtucket, RI 02860</td></tr>
</table>

1-800-OPP-INFO
1-800-677-4636

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Important Information Regarding the SUNY Voluntary 403(b) Plan

The following is added immediately after the "**Participating in the Contract**" section on page 10 of the Contract Prospectus and on page 8 of the Contract Prospectus Summary:

SUNY Voluntary 403(b) Plan. For contracts issued in connection with the SUNY Voluntary 403(b) Plan (the "Plan"), at the direction of the plan administrator we shall establish default participant accounts for participants who complete a salary reduction agreement through the TIAA MultiVendor Coordinator System and select Voya Retirement Insurance and Annuity Company (the "Company") as a provider, but who have not completed an enrollment in the contract by the time the Company receives the first contribution. However, before we apply contributions to the default account the participant must sign and return to us an acknowledgement of the Internal Revenue Code withdrawal restrictions applicable to 403(b) plans (the "Acknowledgment"). **See WITHDRAWALS – Withdrawal Restrictions form 403(b) Plans and TAX CONSIDERATIONS – Distributions - Eligibility.**

Upon our receipt of a contribution on behalf of a participant described above who has not completed an enrollment in the contract, we will attempt to contact the participant in order to obtain the participant's Acknowledgment. In the event that we are unable to contact a participant within five business days of our receipt of the contribution, the plan administrator has authorized us to hold the participant's payroll remittance in suspense for a maximum of 45 calendar days from our receipt of the contribution while we continue to attempt to reach the participant in order to obtain the Acknowledgment. If the participant fails to provide the Acknowledgement within the 45 day time period, we will return the payroll remittance to the payroll source (Office of State Comptroller or individual community college payroll location, as applicable).

For participants that provide us with a signed Acknowledgement within the period described above, contributions will be allocated to the default participant account under the contract and contributions will be invested in a specific Voya Solution target date portfolio, based on the participant's year of birth. Amounts will remain invested in this default investment option until such time as the participant makes allocation changes and/or fund transfers to the other investment options that are available through the Plan. Once a participant's enrollment has been confirmed, the participant can change their investment election at any time, subject to Plan rules and the Company's excessive trading policy. **See TRANSFERS – Transfers Among Investment Options.**

Important Information Regarding "The Company"

The third paragraph under **"The Company"** section in your Contract Prospectus and Contract Prospectus Summary and the third paragraph under the **"General Information and History"** section in your SAI is deleted and replaced with the following:

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING's ownership of Voya was approximately 19%. Under an agreement with the European commission, ING is required to divest itself of 100% of Voya by the end of 2016.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***